Exhibit 99.1

News Release #34/2012
2012-07-13

Baja Mining Provides Update

Vancouver, July 13, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) provides the following update.

In May, Baja retained BMO Capital Markets to assist in considering financing options and possible sources of funding. Non-disclosure agreements were signed by a number of interested parties, who were granted access to Baja’s data room and attended management presentations. A draft independent engineering report prepared by SRK was recently provided to parties participating in the BMO process.

Baja has not yet received any proposals as a result of the BMO process. A number of parties continue with their reviews, including several parties who only recently signed non-disclosure agreements and obtained data room access and the draft SRK report and are in the early stages of reviewing the materials.

As previously advised, Baja’s cash forecasts indicate that it will have insufficient funds to maintain current levels of effort beyond August 1, 2012.

Baja previously announced its preliminary view that projected operating expenses at the Boleo Project have risen significantly, driven by increased mining costs, higher sulfur costs, higher diesel volumes and costs, and higher labour expense (rate and time).

Management has now advanced its review of the anticipated operating costs at the Boleo Project, and currently estimates operating costs at between $50 - $60 per ore tonne

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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